                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                                  March 31, 2006

VIA EDGAR AND TELECOPY - (202) 772-9206
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

        RE:  JAGUAR ACQUISITION CORPORATION (THE "COMPANY")
             REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED AUGUST 3, 2005
             (FILE NO. 333-127135) ( THE "REGISTRATION STATEMENT")

Ladies and Gentlemen:

                  In accordance with the provisions of Rule 460 under the
Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Jaguar Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated December 23, 2005, were distributed on or about December 23, 2005, as follows:

                     111 to individual investors;

                     4,714 to NASD members (which included 150 prospective
                     underwriters and selected dealers); and

                     954 to institutions.

                  The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated December 23, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                                       Very truly yours,

                                                       EARLYBIRDCAPITAL, INC.

                                                       By: /s/ Steven Levine
                                                           -----------------
                                                           Steven Levine
                                                           Managing Director

                            EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                                  March 31, 2006

VIA EDGAR AND TELECOPY - (202) 772-9206
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

        RE:   JAGUAR ACQUISITION CORPORATION (THE "COMPANY")
              REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED AUGUST 3, 2005
              (FILE NO. 333-127135) ( THE "REGISTRATION STATEMENT")

Dear Mr. Reynolds:

         In connection with the Registration Statement on Form S-1 of Jaguar
Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 1:00 P.M., Tuesday,
April 4, 2006 or as soon thereafter as practicable, pursuant to Rule 461 of the
Securities Act of 1933.

                                                     Very truly yours,

                                                     EARLYBIRDCAPITAL, INC.

                                                     By:  /s/ Steven Levine
                                                          -----------------
                                                              Steven Levine
                                                              Managing Director

                         JAGUAR ACQUISITION CORPORATION
                           1200 RIVER ROAD, SUITE 1302
                        CONSHOHOCKEN, PENNSYLVANIA 19428

                                                                  March 31, 2006

VIA EDGAR AND TELECOPY (202) 772-9206
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549

RE:      JAGUAR ACQUISITION CORPORATION (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED AUGUST 3, 2005
         (FILE NO. 333-127135) ( THE "REGISTRATION STATEMENT")

Dear Mr. Reynolds:

         The Company hereby requests, pursuant to Rule 461 promulgated under the
Securities Act of 1933, as amended, acceleration of effectiveness of the
Registration Statement so that such Registration Statement will become effective as of 1:00 P.M., Tuesday, April 4, 2006, or as soon thereafter as practicable.

         In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

         (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                        Very truly yours,

                                        JAGUAR ACQUISITION CORPORATION

                                        By: /s/ Jonathan Kalman
                                            -------------------
                                            Jonathan Kalman
                                            Chief Executive Officer